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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vistaprint Limited
(Name of Issuer)
Common Shares
(Title of Class of Securities)
G93762204
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 10 PAGES

CUSIP No.	G93762204	Page	2	of	10 Pages

1	NAMES OF REPORTING PERSONS: HarbourVest Partners, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	I.R.S. No. 04-3335829

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐

	N/A

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA
* SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 2 OF 10 PAGES

CUSIP No.	G93762204	Page	3	of	10 Pages

1	NAMES OF REPORTING PERSONS: HarbourVest VI-Direct Associates LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	I.R.S. No. 04-3464301

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐

	N/A

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	N/A

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 3 OF 10 PAGES

CUSIP No.	G93762204	Page	4	of	10 Pages

1	NAMES OF REPORTING PERSONS: HarbourVest Partners VI-Direct Fund L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	I.R.S. No. 04-3463407

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐

	N/A

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	N/A

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 4 OF 10 PAGES

CUSIP No.	G93762204	Page	5	of	10 Pages

1	NAMES OF REPORTING PERSONS: D. Brooks Zug

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐

	N/A

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	N/A

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 5 OF 10 Pages

CUSIP No.	G93762204	Page	6	of	10 PAGES

1	NAMES OF REPORTING PERSONS: Edward W. Kane

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐

	N/A

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	N/A

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE 6 OF 10 Pages

Item 1(a)	Name of Issuer:
Vistaprint Limited. (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
Canon’s Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Item 2(a)	Name of Person Filing:

This filing is made on behalf of HarbourVest Partners, LLC (“HarbourVest”), Edward W. Kane (“Kane”), D. Brooks Zug (“Zug”) and HVP VI-Direct Associates LLC (“Associates VI”), and HarbourVest Partners VI-Direct Fund L.P. (“Fund VI”) (together the “Reporting Persons”).

Item 2(b)	Address of the Principal Offices:
The principal business office of each Reporting Person is One Financial Center, 44th floor, Boston, Massachusetts 02111.

Item 2(c)	Citizenship:
HarbourVest, Associates VI and Fund VI are organized and exist under the laws of the State of Delaware. Kane and Zug are United States citizens.

Item 2(d)	Title of Class of Securities:
Common Shares

Item 2(e)	CUSIP Number:
G93762204

Item 3	If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

PAGE 7 OF 10 PAGES

     Item 4 Ownership: HarbourVest currently has beneficial ownership of -0- shares of Common Stock. HarbourVest is the managing member of Associates VI, which is the general partner of Fund VI. Fund VI owns -0- shares of common stock. HarbourVest, in its capacity as managing member of the general partner of Fund VI, has the sole power to vote and dispose of the securities held by Fund VI. Messrs. Kane and Zug are Managing Members of HarbourVest. As such, they share the voting control of HarbourVest. While neither of them owns of record any shares of Vistaprint Limited, as the result of their positions, Kane and Zug may be deemed to be beneficial owners of and to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to the shares reported herein. Messrs. Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own.
(b)	Percent of Class: 0% of the Common Shares.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: HarbourVest has sole power to vote or to direct the vote of -0- shares of Common Stock.
(ii)	shared power to vote or to direct the vote: Associates VI, Fund VI, Kane and Zug share the power to vote -0- shares of Common Stock.

(iii)	sole power to dispose or to direct the disposition of: HarbourVest has sole power to dispose or to direct the disposition of -0- shares of Common Stock.

(iv)	shared power to dispose or to direct the disposition of: Associates VI, Fund VI, Kane and Zug share the power to dispose or to direct the disposition of -0- shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class:
With this filing, the Reporting Persons state that they own zero percent of Common Stock of the Issuer.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
See Item 4 above.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of a Group:
Not applicable.

Item 10	Certification:
Not applicable.

PAGE 8 OF 10 PAGES

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2007	HarbourVest Partners, LLC
	By:	/s/ Martha D. Vorlicek
	Name:	Martha D. Vorlicek
	Title:	Managing Director

Edward W. Kane
/s/ Edward W. Kane
	Name:	Edward W. Kane

D. Brooks Zug
/s/ D. Brooks Zug
	Name:	D. Brooks Zug

HarbourVest VI-Direct Associates LLC By: HarbourVest Partners, LLC Its Managing Member

	By:	/s/ Martha D. Vorlicek
	Name:	Martha D. Vorlicek
	Title:	Managing Director

HarbourVest Partners VI-Direct Fund L.P. By: HarbourVest VI-Direct Associates LLC Its General Partner By: HarbourVest Partners, LLC Its Managing Member

	By:	/s/ Martha D. Vorlicek
	Name:	Martha D. Vorlicek
	Title:	Managing Director

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

PAGE 9 OF 10 PAGES